                                                       Rule 424(b)(5)
                                                       Registration No. 33-55114


PROSPECTUS SUPPLEMENT
(To Prospectus dated February 11, 1993)                                     LOGO
                                6,000,000 SHARES

                                 PNC BANK CORP.

         FIXED/ADJUSTABLE RATE NONCUMULATIVE PREFERRED STOCK, SERIES F

                            ------------------------

    This Prospectus Supplement relates to 6,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, $50 liquidation preference per share (the "Series F Preferred Stock"), of PNC Bank Corp. ("PNC" or the "Corporation"). Dividends on the Series F Preferred Stock are payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1996, at a rate per share of 6.05% per annum to September 30, 2001. Thereafter, the dividend rate on the Series F Preferred Stock will be the Applicable Rate from time to time in effect. The Applicable Rate per share per annum for any dividend period beginning on or after September 30, 2001 will be equal to .35% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per share per annum for any dividend period beginning on or after September 30, 2001 will not be less than 6.55% nor greater than 12.55%. The amount of dividends payable in respect of the Series F Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series F Preferred Stock-Dividends."

    The Series F Preferred Stock is redeemable at any time on and after September 30, 2001, at the option of PNC, in whole or in part, at $50 per share plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding Dividend Payment Date, as defined herein (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. The Series F Preferred Stock may also be redeemed prior to September 30, 2001, in whole, at the option of PNC, in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Series F Preferred Stock--Redemption by PNC." For a description of the rights and preferences of Series F Preferred Stock, see "Description of Series F Preferred Stock."

CERTAIN PROPOSED AMENDMENTS TO THE CODE MAY TRIGGER EARLY REDEMPTION. PNC CANNOT PREDICT IF, WHEN OR THE FINAL FORM IN WHICH SUCH AMENDMENTS WILL BE PASSED. SEE "RECENT TAX PROPOSALS" AND "DESCRIPTION OF SERIES F PREFERRED STOCK--REDEMPTION BY PNC."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
           PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================================
                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                 PUBLIC (1)            DISCOUNT (2)            PNC (1)(3)
----------------------------------------------------------------------------------------------------------------
Per Share...............................           $50.00                  $.625                 $49.375
----------------------------------------------------------------------------------------------------------------
Total...................................        $300,000,000            $3,750,000            $296,250,000
================================================================================================================

(1) Plus accrued dividends, if any, from October 9, 1996 to the date of delivery.

(2) PNC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses payable by PNC estimated at $200,000.

                            ------------------------

    The shares of Series F Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by Cravath, Swaine & Moore and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series F Preferred Stock will be made in New York, New York on or about October 9, 1996.

                            ------------------------

                              MERRILL LYNCH & CO.

MORGAN STANLEY & CO.            SALOMON BROTHERS INC           SMITH BARNEY INC.
    INCORPORATED
                            ------------------------

           The date of this Prospectus Supplement is October 4, 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES F PREFERRED STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT UPDATES AND SUPERSEDES CERTAIN INFORMATION CONTAINED IN THE PROSPECTUS. IN THE EVENT OF A CONFLICT OR INCONSISTENCY, THIS PROSPECTUS SUPPLEMENT SHALL PREVAIL. SEE "CERTAIN UPDATING INFORMATION."

SHARES OF SERIES F PREFERRED STOCK ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENTAL AGENCY.

                                 PNC BANK CORP.

     PNC is a bank holding company organized under the laws of the Commonwealth of Pennsylvania. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, the Corporation has diversified its geographical presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries. The Corporation operates bank subsidiaries in Pennsylvania, Delaware, Florida, Indiana, Kentucky, Massachusetts, New Jersey and Ohio and conducts certain nonbanking operations throughout the United States. The Corporation's major businesses include consumer banking, corporate banking, real estate banking, mortgage banking and asset management. At June 30, 1996, the Corporation had total assets of $72.0 billion, total loans (net of unearned income) of $49.2 billion, total deposits of $44.9 billion and total shareholders' equity of $5.8 billion. Based on June 30, 1996 total assets, PNC was the 13th largest bank holding company in the United States. For the first six months of 1996, the Corporation employed approximately 25,170 persons on an average full-time equivalent basis.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 and its telephone number is (412) 762-1553.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The financial data for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year or for any other interim period.

                                     AS OF OR FOR THE
                                     SIX MONTHS ENDED                                   AS OF OR FOR THE
                                         JUNE 30,                                   YEAR ENDED DECEMBER 31,
                                 ------------------------      ------------------------------------------------------------------
                                    1996          1995            1995          1994          1993          1992          1991
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
SUMMARY OF OPERATIONS (in
  thousands)
  Interest income..............  $2,498,480    $2,555,920      $5,149,431    $4,723,147    $4,022,771    $4,281,178    $5,399,913
  Interest expense.............   1,280,843     1,493,818       3,007,562     2,231,153     1,682,944     2,103,691     3,327,114
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
  Net interest income..........   1,217,637     1,062,102       2,141,869     2,491,994     2,339,827     2,177,487     2,072,799
  Provision for credit
    losses.....................                     3,000           6,000        83,458       350,249       493,830     1,152,431
  Noninterest income excluding
    net securities gains
    (losses)...................     651,300       589,587       1,240,113     1,180,582       940,899       930,885       995,822
  Net securities gains
    (losses)...................       6,847         9,220        (279,694)     (141,582)      194,699       246,256        60,564
  Noninterest expenses.........   1,129,968     1,096,014       2,469,276     2,237,620     1,984,689     2,072,804     2,015,332
  Applicable income taxes......     259,446       188,395         218,952       318,460       261,539       251,526       114,939
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
  Income before cumulative
    effect of changes in
    accounting principles......     486,370       373,500         408,060       891,456       878,948       536,468      (153,517)
  Cumulative effect of changes
    in accounting principles,
    net of taxes...............                                                  (7,528)       19,569      (148,287)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
  Net income...................  $  486,370    $  373,500      $  408,060    $  883,928    $  898,517    $  388,181    $ (153,517)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
PERIOD-END BALANCE SHEET DATA
  (In millions)
  Total assets.................  $   71,961    $   76,519      $   73,404    $   77,461    $   76,012    $   65,802    $   63,024
  Loans, net of unearned
    income.....................      49,223        45,491          48,653        44,043        42,113        35,943        38,762
  Allowance for credit
    losses.....................       1,189         1,300           1,259         1,352         1,372         1,568         1,645
  Shareholders' equity.........       5,832         5,793           5,768         5,727         5,404         4,543         4,044

SELECTED RATIOS
  Return on average total
    assets.....................        1.36%         1.00%            .54%         1.19%         1.40%          .64%         (.24)%
  Return on average common
    shareholders' equity.......       16.99         13.24            7.05         16.09         18.55          9.38         (4.30)
  Average common shareholders'
    equity to average total
    assets.....................        7.94          7.51            7.64          7.34          7.52          6.67          5.79
  Net interest margin..........        3.72          3.12            3.15          3.64          3.99          3.90          3.59

CREDIT QUALITY RATIOS
  Nonperforming loans to
    period-end loans(a)........         .77%         1.05%            .74%         1.28%         2.03%         5.02%        6.33%
  Nonperforming assets to
    period-end loans and
    foreclosed assets (b)......        1.03          1.47            1.10          1.71          2.65          6.16          7.38
  As a percent of average loans
    Net charge-offs............         .29           .28             .29           .40          1.65          1.62          2.21
    Provision for credit
      losses...................                                       .01           .20           .99          1.36          2.66
    Allowance for credit
      losses...................        2.43          2.94            2.76          3.17          3.86          4.32          3.80
  Allowance as a percent of
    period-end
    Loans......................        2.42          2.86            2.59          3.07          3.26          4.36          4.24
    Nonperforming loans........      312.19        272.54          351.68        239.29        160.28         86.87         67.09

---------

Footnotes:

(a) Nonperforming loans are comprised of nonaccrual and restructured loans.

(b) Nonperforming assets are comprised of nonperforming loans and foreclosed assets.

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following unaudited table presents the consolidated ratio of earnings to combined fixed charges and preferred stock dividends of PNC. The consolidated ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing income before income taxes, cumulative effect of changes in accounting principles and fixed charges by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), amortization of notes and debentures expense, and the portion of net rental expense which is deemed to be equivalent to interest on debt. Preferred stock dividends are increased to an amount representing the pretax earnings which would be required to cover such dividend requirements. Interest expense (other than on deposits) includes interest on notes and debentures, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.


                                         SIX MONTHS                YEAR ENDED DECEMBER 31,
                                            ENDED          -----------------------------------------
                                       JUNE 30, 1996         1995     1994     1993     1992    1991
                                       -------------       ------   ------   ------   ------   -----
        Excluding interest on
          deposits....................      2.30x           1.42x    2.09x    2.60x    2.33x   .94x
        Including interest on
          deposits....................      1.57            1.21     1.53     1.66     1.37    .99

                          CERTAIN UPDATING INFORMATION

     The address of the New York regional office of the Securities and Exchange Commission (the "SEC") is 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of documents filed by PNC with the SEC now may also be accessed electronically by means of the SEC's home page on the Internet at "http://www.sec.gov". The information under "Statement of Available information" in the Prospectus should be read accordingly.

     Written requests for copies of documents incorporated herein by reference should be directed to Glenn Davies, Vice President-Financial Reporting, PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 or "gdavies@usaor.net" on the Internet. Oral requests may be directed to
(412)762-1553. The information under "Incorporation of Certain Documents by Reference" in the Prospectus should be read accordingly.

     See "PNC Bank Corp." and "Summary Consolidated Financial Data" for updated information on PNC Bank Corp., including the address of its principal executive offices.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Series F Preferred Stock will be used by PNC to repurchase issued and outstanding shares of PNC's Common Stock.

                           OUTSTANDING CAPITAL STOCK

     PNC's total authorized capital stock currently consists of 467,471,629 shares divided into two classes consisting of 17,471,629 shares of preferred stock, with a par value of $1.00 per share (the "Preferred Stock"), and 450,000,000 shares of common stock, with a par value of $5.00 per share (the "Common Stock"). The Board of Directors of PNC (the "PNC Board") is authorized without further shareholder action to cause the issuance, as of September 30, 1996, of up to 16,662,800 shares of Preferred Stock, and such Preferred Stock may be issued in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, dividend rights, voluntary and involuntary liquidation rights and other rights as the PNC Board may determine at the time of issuance.

     As of September 30, 1996, there were 335,484,853 shares of Common Stock issued and outstanding. As of such date, there were four series of Preferred Stock issued and outstanding, including 16,507 shares of $1.80

Cumulative Convertible Preferred Stock-Series A (Preferred Stock-A"); 4,699 shares of $1.80 Cumulative Convertible Preferred Stock-Series B ("Preferred Stock-B"); 334,240 shares of $1.60 Cumulative Convertible Preferred Stock-Series C ("Preferred Stock-C"); and 453,383 shares of $1.80 Cumulative Convertible Preferred Stock-Series D ("Preferred Stock-D"). All shares of a former series of Preferred Stock, designated as $2.60 Cumulative Non-Voting Preferred Stock-Series E, have been redeemed and restored to the status of authorized but unissued Preferred Stock.

                    DESCRIPTION OF SERIES F PREFERRED STOCK

     The following description of the particular terms of the Series F Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. The summary contained herein of the terms of the Series F Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of PNC's Articles of Incorporation, as amended to date, and the resolutions relating to the Series F Preferred Stock, copies of which are or will be on file with the SEC by October 9, 1996. Certain terms not defined in this description are defined in the Prospectus.

GENERAL

     The Series F Preferred Stock is a single series consisting of 6,000,000 shares. The holders of Series F Preferred Stock will have no preemptive rights. The Series F Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Each share of Series F Preferred Stock has a par value of $1.00.

     The Series F Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of PNC with each other outstanding series of Preferred Stock. See "Description of Preferred Stock" in the Prospectus. The Series F Preferred Stock, together with each other series of Preferred Stock, will rank prior to the Common Stock as to the payment of dividends and distribution of assets upon liquidation of PNC.

     The Series F Preferred Stock will not be convertible into shares of Common Stock of PNC and will not be subject to any sinking fund or other obligation of PNC to repurchase shares of Series F Preferred Stock.

DIVIDENDS

  General

     Holders of shares of Series F Preferred Stock will be entitled to receive cash dividends, as, if and when declared by the PNC Board or a duly authorized committee thereof out of funds legally available for payment. The initial dividend for the dividend period commencing October 9, 1996 to (but not including) December 31, 1996 will be $.6806 per share and will be payable on December 31, 1996. Thereafter, dividends on the Series F Preferred Stock will be payable quarterly, as, if and when declared by the PNC Board or a duly authorized committee thereof, on March 31, June 30, September 30 and December 31 of each year (each a "Dividend Payment Date") at the annual rate of 6.05% or $3.025 per share to September 30, 2001. After September 30, 2001, dividends on the Series F Preferred Stock will be payable quarterly, as, if and when declared by the PNC Board or a duly authorized committee thereof on each Dividend Payment Date at the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period beginning on or after September 30, 2001 will be equal to .35% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per share per annum for any dividend period beginning on or after September 30, 2001 will not be less than 6.55% nor greater than 12.55% (without taking into account any adjustments as described below under "Changes in the Dividend Received Percentage"). See also "Adjustable Rate Dividends."

     If a Dividend Payment Date is not a business day, dividends (if declared) on the Series F Preferred Stock will be paid on the immediately preceding business day. A dividend period with respect to a Dividend Payment Date is the period commencing on the immediately preceding Dividend Payment Date and ending on the day immediately prior to the next succeeding Dividend Payment Date. Each such dividend will be payable to holders of record as they appear on the stock records of PNC on such record dates, not more than 30 nor less than 15 days preceding the payment dates thereof, as will be fixed by the PNC Board or a duly authorized committee thereof.

     Dividends on the Series F Preferred Stock will not be cumulative and no rights will accrue to the holders of the Series F Preferred Stock by reason of the fact that PNC may fail to declare or pay dividends on the Series F Preferred Stock in any amount in any year, whether or not the earnings of PNC in any year were sufficient to pay such dividends in whole or in part.

  Adjustable Rate Dividends

     Except as provided below in this paragraph, the "Applicable Rate" per share per annum for any dividend period beginning on or after September 30, 2001 will be equal to .35% plus the Effective Rate (as defined below), but not less than 6.55% nor greater than 12.55% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage"). The "Effective Rate" for any dividend period beginning on or after September 30, 2001 will be equal to the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate (each as defined below) for such dividend period. In the event that PNC determines in good faith that for any reason: (i) any of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate cannot be determined for any dividend period, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined; (ii) only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or (iii) none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

     Except as described below in this paragraph, the "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the last 10 calendar days preceding the dividend period for which the dividend rate on the Series F Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that PNC determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing

U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to PNC by at least three recognized dealers in U.S. Government securities selected by PNC. In the event that PNC determines in good faith that for any reason PNC cannot determine the Treasury Bill Rate for any dividend period as provided above in this paragraph, the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 or more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to PNC by at least three recognized dealers in U.S. Government securities selected by PNC.

     Except as described below in this paragraph, the "Ten Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (as defined below) (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last 10 calendar days preceding the dividend period for which the dividend rate on the Series F Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than 12 years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that PNC determines in good faith that for any reason PNC cannot determine the Ten Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than 12 years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to PNC by at least three recognized dealers in U.S. Government securities selected by PNC.

     Except as described below in this paragraph, the "Thirty Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (as defined below) (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last 10 calendar days preceding the dividend period for which the dividend rate on the Series F Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Thirty Year Average Yield during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that a per annum Thirty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recently weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than 28 nor more than 30 years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by PNC. In the event that PNC determines in good faith that for any reason PNC cannot determine the Thirty Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than 28 nor more than 30 years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to PNC by at least three recognized dealers in U.S. Government securities selected by PNC.

     The Treasury Bill Rate, the Ten Year Constant Maturity Rate, and the Thirty Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent, with .025% being rounded upward.

     The Applicable Rate with respect to each dividend period beginning on or after September 30, 2001 will be calculated as promptly as practicable by PNC according to the appropriate method described above. PNC will cause notice of each Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of Series F Preferred Stock.

     As used above, the term "Calendar Period" means a period of 14 calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of 30 years).

  Changes in the Dividends Received Percentage

     If one or more amendments to the Code are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in
Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), as applicable to the Series F Preferred Stock, the amount of each dividend payable per share of the Series F Preferred Stock for dividend payments made on or after the later of the date of enactment or the effective date of such change will be adjusted by multiplying the amount of the dividend payable determined as described above under "Dividends--General" (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:
                                        1 - [.35(1 - .70)]
                                        ------------------
                                        1 - [.35(1 - DRP)]

For purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in
Section 243(a)(1) of the Code or any successor provision, as applicable to the Series F Preferred Stock, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, PNC receives either an unqualified opinion of nationally recognized independent tax counsel selected by PNC and approved by Cravath, Swaine & Moore (which approval will not be unreasonably withheld) or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Series F Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence will be based upon a specific provision in the legislation or upon a published pronouncement of the Internal Revenue Service addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. PNC's calculation of the dividends payable as so adjusted and certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by PNC, will be final and not subject to review.

     If any amendment to the Code which reduces the Dividends Received Percentage, as applicable to the Series F Preferred Stock, is enacted and becomes effective after a dividend payable on a Dividend Payment Date has been declared, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by PNC on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) over (y) the dividends paid by PNC on such Dividend Payment Date, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

     In addition, if prior to April 1, 1997, an amendment to the Code is enacted that reduces the Dividends Received Percentage, as applicable to the Series F Preferred Stock, and such reduction retroactively applies to a Dividend Payment Date as to which PNC previously paid dividends on the Series F Preferred Stock (each an "Affected Dividend Payment Date"), PNC will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by PNC on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the Dividends Received Percentage applicable to each Affected Dividend Payment Date) over (y) the dividends paid by PNC on each Affected Dividend Payment Date.

     Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after April 1, 1997 which retroactively reduces the Dividends Received Percentage, or if prior to April 1, 1997, such amendment would not result in an adjustment due to PNC having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. PNC will only make one payment of Additional Dividends.

     In the event that the amount of dividend payable per share of the Series F Preferred Stock will be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, PNC will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Series F Preferred Stock.

     In the event that the Dividends Received Percentage, as applicable to the Series F Preferred Stock, is reduced to 40% or less, PNC may at its option redeem the Series F Preferred Stock as a whole, but not in part, as described below. See "Redemption by PNC." See also "Recent Tax Proposals" for a discussion of certain Proposals (as defined below) to reduce the Dividends Received Percentage.

VOTING RIGHTS

     Holders of Series F Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

     If PNC shall have failed to pay, or declare and set apart for payment, dividends on all outstanding shares of Preferred Stock in an amount equal to six quarterly dividends at the rates payable upon such shares (including any series with noncumulative dividends such as with the Series F Preferred Stock), the number of directors of PNC shall be increased by two at the first annual meeting of shareholders of PNC held thereafter, and at such meeting and at each subsequent annual meeting until cumulative dividends payable for all past dividend periods and continuous noncumulative dividends (as those under the Series F Preferred Stock will be) for at least one year on all outstanding shares of Preferred Stock entitled thereto shall have been paid, or declared and set apart for payment, in full, the holders of Preferred Stock of all series shall have the right, voting as a class, to elect such two additional members of the PNC Board to hold office for a term of one year. Upon such payment, or such declaration and setting apart for payment, in full, the terms of the two additional directors so elected shall forthwith terminate, and the number of directors of PNC shall be reduced by two, and such voting right of the holders of shares of Preferred Stock shall cease, subject to the increase in the number of directors as aforesaid and to the revesting of such voting right in the event of each and every additional failure in the payment of dividends in an amount equal to six quarterly dividends.

     PNC shall not, without the affirmative vote at a meeting, or the written consent with or without a meeting, of the holders of at least two-thirds of the then outstanding shares of Preferred Stock of all series (a) create or increase the authorized number of shares of any class of stock ranking as to dividends or assets prior to the Preferred Stock; or (b) change the preference qualifications, privileges, limitations, restrictions or special or relative rights granted to or imposed upon the shares of Preferred Stock in any material respect adverse to the holders thereof, provided that if any such change will affect any particular series materially and adversely as contrasted with the effect thereof upon any other series, no such change may be made without, in addition, such vote or consent of the holders of at least two-thirds of the then outstanding shares of the particular series which would be so affected.

LIQUIDATION RIGHTS

     In the event of voluntary or involuntary liquidation of PNC, the holders of shares of Series F Preferred Stock will be entitled to receive from the assets of PNC (whether capital or surplus), prior to the payment of the holders of Common Stock or of any class or series of stock of PNC ranking as to assets subordinate to the Series F Preferred Stock, a liquidating distribution in the amount of $50 per share, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding Dividend Payment Date (but without cumulation for unpaid dividends for prior dividend periods on the Series F Preferred Stock) to the date on which payment thereof is made available. After payment of such liquidating distribution, the holders of shares of Series F Preferred Stock will not be entitled to any further participation in any distribution of assets by PNC.

     If, upon liquidation of PNC, its assets are not sufficient to pay in full the amounts so payable to the holders of shares of all series of Preferred Stock ranking equally as to its assets (which currently would include the Preferred Stock-A, the Preferred Stock-B, the Preferred Stock-C, the Preferred Stock-D and, upon issuance, the Series F Preferred Stock), all such shares will participate ratably in the distribution of assets in proportion to the full amounts to which they are respectively entitled. Neither a merger or a consolidation of PNC into or with any other corporation nor a sale, transfer or lease of all or part of the assets of PNC shall be deemed a liquidation of PNC within the meaning of this section.

REDEMPTION BY PNC

     The Series F Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Prior to September 30, 2001, the Series F Preferred Stock is not redeemable, except under certain limited circumstances as described below. On and after such date, shares of Series F Preferred Stock will be redeemable, in whole or in part, at the option of PNC, at any time and from time to time upon not less than 30 nor more than 60 days' notice, at $50 per share of Series F Preferred Stock, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series F Preferred Stock) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

     Notwithstanding the preceding paragraph, if the Dividends Received Percentage, as applicable to the Series F Preferred Stock, is equal to or less than 40% and, as a result, the amount of dividends on the Series F Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described above under "Dividends--Changes in the Dividends Received Percentage," PNC, at its option, may redeem all, but not less than all, of the outstanding shares of the Series F Preferred Stock, provided that, within 60 days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 40% or less, PNC sends notice to holders of the Series F Preferred Stock of such redemption. Any redemption of the Series F Preferred Stock in accordance with this paragraph will take place on the date specified in the notice, which will not be less than 30 nor more than 60 days from the date such notice is sent to holders of Series F Preferred Stock. Any redemption of the Series F Preferred Stock in accordance with this paragraph will be on notice as aforesaid at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not earned or declared) thereon from the immediately preceding Dividend Payment Date (but without any cumulation for unpaid dividends for prior dividend periods on the Series F Preferred Stock) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

                                                                     REDEMPTION PRICE
        REDEMPTION PERIOD                                                PER SHARE
        -----------------                                                ---------
        October 9, 1996 through September 29, 1997................        $52.50
        September 30, 1997 through September 29, 1998.............         52.00
        September 30, 1998 through September 29, 1999.............         51.50
        September 30, 1999 through September 29, 2000.............         51.00
        September 30, 2000 through September 29, 2001.............         50.50
        On or after September 30, 2001............................         50.00

     Under certain circumstances, PNC may need the approval of the Federal Reserve Board prior to exercising its right to redeem shares of Series F Preferred Stock.

     Holders of Series F Preferred Stock will have no right to require redemption of the Series F Preferred Stock.

NO CONVERSION RIGHTS

     Shares of Series F Preferred Stock will not be convertible into shares of Common Stock or any other security of PNC.

TRANSFER AGENT AND REGISTRAR

     The Chase Manhattan Bank, New York, New York, will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series F Preferred Stock.

                              RECENT TAX PROPOSALS

     On March 19, 1996, the Clinton Administration released a budget plan for the fiscal year 1997 that includes certain tax proposals that may affect holders of the Series F Preferred Stock. On August 27, 1996, the Clinton Administration issued additional tax legislative proposals. (The various Clinton Administrative legislative proposals are referred to hereinafter as the "Proposals.")

     Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than a 20% interest (by vote and value) would be reduced from 70% to 50%. As proposed, this provision would be effective for dividends paid after 30 days from the enactment of the provision. In addition, under the Proposals, the dividends received deduction would be eliminated for "certain debt-like preferred stock" (including adjustable rate preferred stock). As proposed, this provision would be effective for shares issued after the date of enactment. Thus, if enacted in the future as currently proposed, the Proposal to eliminate the Dividends Received Deduction for certain preferred stock would not apply to the Series F Preferred Stock. Furthermore, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The holding period does not include certain periods, such as certain circumstances where the holder has diminished its risk of loss with respect to the Series F Preferred Stock. The Proposals provide that a taxpayer is not entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the dividend.

     To the extent the Dividends Received Percentage, as applicable to the Series F Preferred Stock, is changed, the amount of dividends payable per share may be adjusted as described under "Description of Series F Preferred Stock--Dividends--Changes in the Dividends Received Percentage" and PNC may have the right to redeem the Series F Preferred Stock as described under "Description of Series F Preferred Stock--Redemption by PNC." Due to the inherently uncertain nature of the legislative process with respect to proposed changes to the tax law such as the Proposals, there can be no assurance as to whether or in what form the Proposals may be enacted into law, as to the effective dates of any such changes to the law or as to the effect of any changes to the law on the holders of the Series F Preferred Stock. See "Description of Series F Preferred Stock Dividends--Changes in the Dividends Received Percentage" and "--Redemption by PNC."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among PNC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and Smith Barney Inc., PNC has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective number of shares of Series F Preferred Stock set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Series F Preferred Stock if any are purchased.

                                                                            NUMBER OF
                              UNDERWRITER                                    SHARES
                              -----------                                    ------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated........................................   3,600,000
        Morgan Stanley & Co. Incorporated................................     800,000
        Salomon Brothers Inc.............................................     800,000
        Smith Barney Inc.................................................     800,000
                                                                            ---------
                     Total...............................................   6,000,000
                                                                            =========

     The Underwriters have advised PNC that they propose initially to offer the Series F Preferred Stock to the public at the public offering price set forth on the cover page of the Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.40 per share of Series F Preferred Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.25 per share of Series F Preferred Stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The shares of Series F Preferred Stock are new securities with no established trading market. The Underwriters have advised PNC that they intend to make a market in the shares of Series F Preferred Stock. The Underwriters will have no obligation to make a market in the shares of Series F Preferred Stock, however, and may cease market making activities, if commenced, at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares of Series F Preferred Stock.

     The Underwriting Agreement provides that PNC will indemnify the several Underwriters against certain liabilities under the Securities Act or contribute payments the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their associates and affiliates may be a customer of, engage in transactions with, and perform investment banking and other financial services for, PNC and its subsidiaries in the ordinary course of business. Among other things, Salomon Brothers Inc has assisted PNC in the past in connection with its Common Stock repurchases and it is anticipated that it will do so in the future. See "Use of Proceeds."

                                 LEGAL OPINIONS

     The validity of the Series F Preferred Stock will be passed upon for PNC by Melanie S. Cibik, Senior Counsel to PNC. As of June 30, 1996, Miss Cibik beneficially owned 487 shares of PNC's Common Stock under PNC's employee plans.

     The validity of the Series F Preferred Stock will be passed upon for the Underwriters by Cravath, Swaine & Moore.

===============================================================================

   NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SERIES F PREFERRED STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
         PROSPECTUS SUPPLEMENT
PNC Bank Corp...........................    S-2
Summary Consolidated Financial Data.....    S-3
Consolidated Ratio of Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends.............    S-4
Certain Updating Information............    S-4
Use of Proceeds.........................    S-4
Outstanding Capital Stock...............    S-4
Description of Series F Preferred
  Stock.................................    S-5
Recent Tax Proposals....................   S-11
Underwriting............................   S-12
Legal Opinions..........................   S-13

               PROSPECTUS
Statement of Available Information......      2
Incorporation of Certain Documents
  by Reference..........................      2
PNC Bank Corp...........................      2
PNC Funding Corp........................      3
Certain Regulatory Considerations.......      3
Consolidated Ratio of Earnings to
  Fixed Charges.........................      4
Consolidated Ratio of Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends.............      4
Application of Proceeds.................      5
Description of Debt Securities and
  Guarantees............................      5
Description of Preferred Stock..........     15
Description of Depositary Shares........     20
Description of Common Stock.............     23
Certain Tax Considerations..............     24
Plan of Distribution....................     24
Legal Opinions..........................     25
Experts.................................     25

===============================================================================





================================================================================


                                6,000,000 SHARES

                                 PNC BANK CORP.

                      FIXED/ADJUSTABLE RATE NONCUMULATIVE
                           PREFERRED STOCK, SERIES F
                                      LOGO

                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                          ---------------------------

                              MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
                                  INCORPORATED
                              SALOMON BROTHERS INC
                               SMITH BARNEY INC.

                                OCTOBER 4, 1996


================================================================================